Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

New Dupixent® (dupilumab) data in patients as young as 6 years old with moderate-to-severe atopic dermatitis to be presented at WCPD and EADV

•	More than 30 presentations reinforce the role of Dupixent in targeting IL-4 and IL-13, key drivers of the type 2 inflammation underlying atopic dermatitis in children, adolescents, and adults

•	Results provide insight into the clinical and real-world experience of Dupixent on key disease measures including itch, disease severity, sleep and anxiety

•	Dupixent presentations include longest duration of data for any biologic medicine in adults with moderate-to-severe atopic dermatitis, with results up to 3.5 years

PARIS and TARRYTOWN, N.Y. – September 21, 2021 - New Dupixent® (dupilumab) analyses in patients as young as 6 years old with moderate-to-severe atopic dermatitis will be presented at the 14th World Congress of Pediatric Dermatology Annual Congress (WCPD) from September 22-25 and the 30th European Academy of Dermatology and Venereology Congress (EADV) from September 29-October 2.

“The extensive portfolio of Dupixent data being showcased at these global congresses addresses the impact of Dupixent on the signs, symptoms and quality of life in patients as young as six years old with moderate-to-severe atopic dermatitis and reinforces the need for studying the long-term safety and efficacy of treatments targeting type 2 inflammation,” said Naimish Patel, M.D. Head of Global Development in Immunology and Inflammation at Sanofi. “In addition, we look forward to presenting key findings from our global Atopic Dermatitis-GAP survey and Quality of Care Report, which demonstrate our commitment to disease education and fostering new conversations about best practices for patient care within the atopic dermatitis community”

Notable Dupixent presentations include long-term efficacy and safety data showing the impact of Dupixent on signs and symptoms of moderate-to-severe atopic dermatitis in children, adolescents and adults. More than 30 presentations include Dupixent results on skin lesions, itch and skin infections as well as sleep and health-related quality of life for patients and their families, including in adults with a history of mental health disorders and in children with anxiety and depression. Real-world evidence will be also presented from observational registries and claims databases across multiple geographies.

Notable disease burden data to be presented at EADV include results from the Atopic Dermatitis Global Adolescent and Pediatric Survey on how patients, caregivers, and physicians view the full impact of moderate-to-severe atopic dermatitis based on findings from more than 3,900 people across 13 countries. Data will also be shared from the Quality of Care in AD Initiative, which documents best practices from 32 atopic dermatitis centers across the world, focused on the value of patient education and communication.

Data to be presented at WCPD 2021

Clinical Efficacy and Safety of Dupixent in Atopic Dermatitis

•	Oral presentation (September 24, 3:40-3:50 pm BST):

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#SP42 Long-Term Efficacy and Safety Data for Dupilumab in a Phase 3, Open-Label Extension Trial (LIBERTY AD PED-OLE) in Patients Aged ≥ 6 to < 12 Years With Uncontrolled, Moderate-to-Severe Atopic Dermatitis (AD), Michael Cork

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Poster #P22: Efficacy and Safety of Dupilumab for up to 1 Year in a Phase 3 Open-Label Extension Trial (LIBERTY AD PED-OLE) in Adolescents With Uncontrolled, Moderate-to-Severe Atopic Dermatitis (AD), Andrew Blauvelt

•	Poster #P23: 52-Week Laboratory Safety Findings From an Open-Label Extension (OLE) Study of Dupilumab in Adolescent Patients With Atopic Dermatitis (LIBERTY AD PED-OLE), Michael Cork

•	Poster #P33: Dupilumab Improved Itch in Children Aged 6–11 Years With Severe Atopic Dermatitis: Analysis From the LIBERTY AD PEDS Trial, Gil Yosipovitch

•	Poster #P35: IGAxBSA: An Alternative to EASI in Assessing Disease Severity and Response in Pediatric Patients With Moderate-to-Severe Atopic Dermatitis, Amy Paller

•	Poster #P36: Dupilumab Induces Rapid and Sustained Improvement in Clinical Signs in Children With Severe Atopic Dermatitis, Amy Paller

•	Poster #P38: Dupilumab Significantly Improves All POEM Components in Children Aged ≥6 to <12 Years With Severe Atopic Dermatitis, Andreas Wollenberg

•	Poster #P40: Efficacy and Safety of Dupilumab in Children Aged ≥ 6 to < 18 Years With a History of Infection (LIBERTY AD PEDS, LIBERTY AD ADOL), Michael Cork

•	Poster #P41: Dupilumab in Children Aged ≥6 to <12 Years Significantly Improves Global Clinical Signs of Atopic Dermatitis (LIBERTY AD PEDS), Amy Paller

•	Poster #P44: Dupilumab in Children Aged ≥6–<12 Years Significantly Improves Signs and Symptoms of Atopic Dermatitis Assessed by SCORAD, Sébastien Barbarot

Quality of Life Data in Atopic Dermatitis for Dupixent

•	Poster #P30: Dupilumab Induces Clinically Meaningful Improvement in Symptoms of Anxiety and Depression in Children With Severe Atopic Dermatitis, Elaine Siegfried

•	Poster #P37: Dupilumab Treatment Improves Sleep in Children Aged ≥ 6 to < 12 Years With Severe Atopic Dermatitis, Danielle Marcoux

•	Poster #P46: Dupilumab Improves Family Quality of Life in Children Aged 6–11 Years With Severe Atopic Dermatitis (LIBERTY AD PEDS), Amy Paller

Dupixent Use and Vaccination

•	Poster #P120: Dupilumab and Live-Attenuated Vaccines: Experience With Prior Dupilumab Use and Yellow Fever Vaccine in Patients With Severe Asthma From Brazil, Michael Wechsler

Abstracts presenting research on the burden of atopic dermatitis include:

•	Poster #P29: Children With Atopic Dermatitis (AD) Have a High Burden of Atopic Comorbidities: Results From a Large Worldwide Survey, Jonathan Silverberg

Data to be presented at EADV 2021

Long-Term Efficacy and Safety of Dupixent in Atopic Dermatitis

•	Oral Presentation (September 30, 10:00-11:00 am CEST):

•	#2008 Long-Term Efficacy of Dupilumab in Adults With Moderate-to-Severe Atopic Dermatitis: Results From an Open-Label Extension Trial up to 172 Weeks, Lisa Beck

•	Poster #P0258: Dupilumab Provides Long-Term Improvement in Pruritus in Children With Severe Atopic Dermatitis, and Adolescents and Adults With Moderate-to-Severe Atopic Dermatitis, Amy Paller

•	Poster #P0723: Patient Well-Being and Perception of Treatment Effect With Long-Term Dupilumab Monotherapy in Adults With Moderate-to-Severe Atopic Dermatitis, Eric Simpson

•	Poster #P0726: Safety of Long-Term Dupilumab Treatment in Adults With Moderate-to-Severe Atopic Dermatitis: Results From an Open-Label Extension Trial up to 172 Weeks, Andreas Wollenberg

•	Poster #P0727: Dupilumab Provides Long-Term Efficacy Over 2.5 Years in Adults With Moderate-to-Severe Atopic Dermatitis, Lisa Beck

•	Poster #P0729: Dupilumab Monotherapy Provides Long-Term Control and Prevents Flares in Adults With Moderate-to-Severe Atopic Dermatitis Optimally Responding at Week 16, Andreas Wollenberg

Quality of Life Data for Dupixent in Atopic Dermatitis

•	Poster #P0239: Dupilumab Improves Family Quality of Life in Children Aged 6-11 Years With Severe Atopic Dermatitis: An Analysis From the Phase 3 LIBERTY AD PEDS Trial, Amy Paller

•	Poster #P0252: Dupilumab Provides Long-Term Improvement of Sleep Loss in Children, Adolescents, and Adults With Atopic Dermatitis, Lisa Beck

•	Poster #P0722: Dupilumab Monotherapy Provides Long-Term Improvement in Quality of Life in Adults With Moderate-to-Severe Atopic Dermatitis Optimally Responding at Week 16, Carlos Ferrándiz

Additional Efficacy and Safety Analyses of Dupixent in Atopic Dermatitis

•	Poster #P0230: Dupilumab Treatment in Adult Patients Is Efficacious Regardless of Age at Atopic Dermatitis Onset, Jonathan Silverberg

•	Poster #P0231: Dupilumab in Children Aged ≥ 6 to < 12 Years Promotes Rapid Improvement in Clinical Signs of Atopic Dermatitis, Amy Paller

•	Poster #P0251: Infections in Dupilumab Pediatric Clinical Trials in Atopic Dermatitis — A Pooled Analysis, Amy Paller

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Poster #P0255: Dupilumab Significantly Improves Treatment Response in Children With Severe Atopic Dermatitis From the Patient’s Perspective and by Clinical Assessments of Signs, Symptoms, and Quality of Life: Results From the LIBERTY AD PEDS Phase 3 Clinical Trial, Stephan Weidinger

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Poster #P0256: Dupilumab Treatment Is Efficacious in Adult Atopic Dermatitis Patients Independent of History of Mental Health Disorders: A Post Hoc Analysis of Pooled Phase 3 Trials, Jonathan Silverberg

•	Poster #P0260: Dupilumab Treatment Is Efficacious in Adult Atopic Dermatitis Patients Regardless of History of Infection: A Pooled Analysis of Four Phase 3 Trials, Andreas Wollenberg

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Poster #P0733: Dupilumab Monotherapy Provides 1 Year Sustained Response in Adults With Moderate-to-Severe Atopic Dermatitis Optimally Responding at Week 16, With No Need of Concomitant Topical Steroids, Margitta Worm

Real-World Analyses

•	Poster #P0257: Improvement in Disease Severity and Quality of Life in Patients With Atopic Dermatitis Treated With Dupilumab for up to 18 Months: Real-World Data From the PROSE Registry, Jerry Bagel

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Poster #P0259: Use of Systemic Therapies in Adults With Atopic Dermatitis: 18-Month Results From the European Prospective Observational Study in Patients Eligible for Systemic Therapy for Atopic Dermatitis (EUROSTAD), Marjolein De Bruin-Weller

•	Poster #P0272: Real-World Use of Dupilumab Among Adults With Atopic Dermatitis and Its Impact on Healthcare Utilization in Japan, Ken Igawa

Abstracts presenting research on patient education, health-related quality of life and burden of disease in atopic dermatitis include:

•	Poster #P0208: The Importance of Patient Education and Communication: Results from the Atopic Dermatitis Quality of Care Initiative, Eric Simpson

•	Poster #P0254: Relative Importance of Distinct Aspects of Quality of Life for Patients Aged 6–11 and 12–17 Years Old With Atopic Dermatitis, Caregivers, and Physicians (AD-GAP), Stephan Weidinger

•	Poster #P0271: Prevalence and Characteristics of Prurigo Nodules in Adults With Moderate-to-Severe Atopic Dermatitis in Japan: Results From a 2-Year Observational Study, Yoko Kataoka

About Dupixent

Dupixent is a fully human monoclonal antibody that inhibits the signalling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) pathways. Dupixent is not an immunosuppressant and does not require lab monitoring. IL-4 and IL-13 are key and central drivers of the type 2 inflammation that plays a major role in atopic dermatitis, asthma and chronic rhinosinusitis with nasal polyposis (CRSwNP).

Dupixent is currently approved in the U.S., Europe, Japan and other countries around the world for use in specific patients with moderate-to-severe atopic dermatitis, as well as certain patients with asthma or CRSwNP in different age populations. Dupixent is also approved in one or more of these indications in more than 60 countries around the world and more than 300,000 patients have been treated globally.

Dupilumab Development Program

Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement. To date, dupilumab has been studied across 60 clinical trials involving more than 10,000 patients with various chronic diseases driven in part by type 2 inflammation.

Sanofi and Regeneron are studying dupilumab in a broad range of diseases driven by type 2 inflammation or other allergic processes, including pediatric asthma (6 to 11 years of age, Phase 3), chronic obstructive pulmonary disease with evidence of type 2 inflammation (Phase 3), pediatric atopic dermatitis (6 months to 5 years of age, Phase 3), eosinophilic esophagitis (Phase 3), bullous pemphigoid (Phase 3), prurigo nodularis (Phase 3), chronic spontaneous urticaria (Phase 3), chronic inducible urticaria-cold (Phase 3), chronic rhinosinusitis without nasal polyposis (Phase 3), allergic fungal rhinosinusitis (Phase 3), allergic bronchopulmonary aspergillosis (Phase 3) and peanut allergy (Phase 2). These potential uses of dupilumab are currently under clinical investigation, and the safety and efficacy in these conditions have not been fully evaluated by any regulatory authority.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for over 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to nine FDA-approved treatments and numerous product candidates in development, almost all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, pain, hematologic conditions, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune, which uses unique genetically humanized mice to produce optimized fully human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

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